Strategic Partners Style Specific Funds
For the period ended 01/31/06
File number 811-09439

SUB-ITEM 77D
Policies With Respect to Security Investment


                 STRATEGIC PARTNERS STYLE SPECIFIC FUNDS

                Strategic Partners Total Return Bond Fund

                    Supplement dated August 22, 2005
                                  to
                    Prospectus dated October 1, 2004

Effective August 22, 2005, William H. Gross has taken over responsibility for the day-to-day management of the assets of the Strategic Partners Total Return Bond Fund, which is advised by Pacific Investment Management Company LLC. The following replaces the third paragraph on page 49 of the prospectus under the section entitled "How the Trust is Managed 3/4 Advisers and Portfolio Managers":

William H. Gross, CFA, Managing Director, Portfolio Manager, and Chief Investment Officer, was a founding partner of PIMCO in 1971. Mr. Gross heads PIMCO's investment committee, which is responsible for the development of major investment themes and which sets targets for various portfolio characteristics in accounts managed by PIMCO, including the Fund. Mr. Gross has been responsible for the day-to-day management of the Fund since August 2005. Mr. Gross has thirty-six years of investment experience and has a bachelor's degree from Duke University and an MBA from the UCLA Graduate School of Business.

MFSP503C5

End of Filing